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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            -----------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                            -----------------------

                             AUTOLEND GROUP, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.002 PER SHARE
                        (Title of Class of Securities)

                                   052786308
                                (CUSIP Number)

                            -----------------------

                            Robert N. Singer, Esq.
                         The New Mexico Law Group, PC
                                 PO Box 25565
                            Albuquerque, NM  87125
                           Tel. No.: (505) 842-5500
                           Fax No.:  (505) 247-3185
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

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                               OCTOBER 12, 2000
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].
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                                 SCHEDULE 13D
-------------------------                              ------------------------
CUSIP NO. 052786308                                             PAGE 2 OF 8
-------------------------                              -------------------------
14   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Prinova Capital Group, LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                             (b) [X]

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14   SEC USE ONLY

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14   SOURCE OF FUNDS

       AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                                               [ ]

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14   CITIZENSHIP OR PLACE OF ORGANIZATION

       New Mexico
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                             14  SOLE VOTING POWER

      NUMBER OF                       634,028
       SHARES                ---------------------------------------------------
  BENEFICIALLY OWNED         8   SHARE VOTING POWER
  BY EACH REPORTING
     PERSON                           --
     WITH                    ---------------------------------------------------
                             14  SOLE DISPOSITIVE POWER

                                      634,028
                             ---------------------------------------------------
                             14  SHARED DISPOSITIVE POWER

                                      --
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14   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       634,028
--------------------------------------------------------------------------------
14   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [ ]

--------------------------------------------------------------------------------
14   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          57.97%
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14  TYPE OF REPORTING PERSON

       PN
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                                  Page 2 of 8

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                                 SCHEDULE 13D
-------------------------                              -------------------------
CUSIP NO. 052786308                                            PAGE 3 OF 8
-------------------------                              -------------------------
14   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Vincent J. Garcia and Maria Patricia Garcia, JTWRS
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                 (b) [X]

--------------------------------------------------------------------------------
14   SEC USE ONLY

--------------------------------------------------------------------------------
14   SOURCE OF FUNDS

       N/A
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14   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
14   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                             14  SOLE VOTING POWER

      NUMBER OF                       634,028
       SHARES                ---------------------------------------------------
  BENEFICIALLY OWNED         8   SHARE VOTING POWER
  BY EACH REPORTING
     PERSON                           --
     WITH                    ---------------------------------------------------
                             14  SOLE DISPOSITIVE POWER

                                      634,028
--------------------------------------------------------------------------------
                             14   SHARED DISPOSITIVE POWER

                                      --
--------------------------------------------------------------------------------
14   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       634,028
--------------------------------------------------------------------------------
14   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [ ]

--------------------------------------------------------------------------------
14   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       57.97%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

       IN
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                                  Page 3 of 8

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ITEM 1.        SECURITY AND ISSUER.

          This Schedule relates to shares of Common Stock, par value $.002 per share (the "Common Stock"), of AutoLend Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the company are located at 600 Central SW, Third Floor, Albuquerque, New Mexico 87102.

ITEM 2.        IDENTITY AND BACKGROUND.

          The names and addresses of the persons filing this Schedule are as follows:

          1. PRINOVA CAPITAL GROUP, LLC ("Prinova," or , the "Shareholder"), a New Mexico limited liability company, whose principal business and office address is:

          AMERICAN FINANCIAL CENTER 5
          2400 LOUISIANA BLVD., NE,   SUITE 260
          ALBUQUERQUE, NM 87110

          Prinova was formed for the purpose of acting in the capacity of a holding company for a group of financial services companies, and for every other purpose permitted by the Limited Liability Act. Prinova is presently a management company that manages the operations of four affiliated operating companies, which companies are not owned by Prinova, but which are majority-owned by the majority interest-holder of Prinova (see #2 below). The four affiliated operating companies are: Prinova Investments Ltd.; Prinova Financial Consultants, Ltd.; Factor Plus, Ltd.; and Settlement & Recovery Company, Ltd., all of which are New Mexico - based corporations.

          2. Vincent J. Garcia and Maria Patricia Garcia, both United States citizens (jointly, the "Principals"), whose business address is c/o Prinova
Capital Group, LLC,  American Financial Center 5,   2400 Louisiana Blvd., NE,
Suite 260, Albuquerque, NM 87110. The Garcias', jointly as husband and wife, are the majority interest-holders of Prinova Capital Group, LLC, holding a 100% interest. Additionally, Vincent Garcia is the Managing Member of Prinova Capital Group, LLC, and is the Chairman and President of its affiliates (as listed in #1 above).

          The Shareholder and the Principals are collectively referred to as the "Reporting Parties." The Reporting Parties mentioned above have not, during the last five years, been (i) convicted in a criminal proceeding, or, (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such party was subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Funds paid in consideration consisted entirely of $75,000 in cash (via certified funds), from the Albuquerque bank account of Prinova Investments, Ltd., which company is 100% owned by the Principals. However, this purchase price was paid for the combination of the 634,028 shares and all the seller's rights under the five-year, uncollateralized, non-interest-bearing debt obligations of the Company; the seller's transferred rights thereunder have a face value of $412,500.

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ITEM 4.        PURPOSE OF TRANSACTION.

          The Reporting Parties acquired the Common Stock as an investment. The Reporting Parties intend to make substantive changes, closely assess the internal condition of the Company, and then make a decision as to the ultimate utilization of the investment. Possible choices include: utilization of the public Company as a vehicle for a reverse merger which would allow an existing, already-identified privately-held company to become a public company; or, the liquidation and closing of the Company; or, cleaning-up and selling the Company as a "shell." Significant factors influencing the choice of which course to pursue include: resolution of the Company's present SEC situation (as described on page 14 of the Company's most-recent Form 10-Q, filed on or about August 10,
2000); resolution of the Company's five-year debt obligations; and, the presence or absence of any significant unknown issues. The Reporting Parties' preferred course of action is the reverse merger, but that is dependent in large part on the resolution of the significant factors listed above. The substantive changes that the reporting parties intend to implement include the complete replacement of the old Board of Directors, the addition of a new principal executive officer, and the termination of certain of the Company's prior legal counsel. Other potential actions include the disposition of certain present assets and the possible pursuit of certain potential legal claims.

          The Reporting Parties intend to review their equity interest in the issuer on a continuing basis. Depending on the Reporting Parties' evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Stock, availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), the Reporting Parties reserve the right to acquire additional shares of Common Stock, to dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Company to the extent deemed advisable by the Reporting Parties.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

          To the best of the Reporting Parties' knowledge based on the information obtained from the Company, the aggregate number of shares of Common Stock of the Company issued and outstanding as of August 8, 2000 is 1,088,803 shares, plus an additional 4,875 shares issuable.

     (a) The Shareholder beneficially owns an aggregate of 634,028 shares of Common Stock, which represents 57.97% of the total issued and issuable shares of the Common Stock. The Principals beneficially own an aggregate of 634,028 shares of Common Stock, which represents the same 57.97% of the issued and issuable shares of the Common Stock. Such shares are owned by the Shareholder, of which the Principals are the majority interest-holders.

     (b) The Shareholder, acting through the Principals, who are its majority interest-holders, has sole power to vote or to direct the vote of 634,028 shares of Common Stock, and the sole power to dispose or to direct the disposition of 634,028 shares of Common Stock. The Principals, as majority interest-holders of the Shareholder, have sole power to vote or to direct the vote of 634,028 shares of Common Stock and the sole power to dispose or to direct the disposition of 634,028 shares of Common Stock.

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     (c)  On October 12, 2000, in a privately negotiated transaction, the
Shareholder bought an aggregate of 634,028 shares of Common Stock plus all the seller's rights under the five-year, uncollateralized, non-interest-bearing debt obligations of the Company; the seller's transferred rights thereunder have a face value of $412,500. The aggregate net purchase price for the combined package of the shares and the rights to the debt obligation was $75,000. Except as set forth herein, none of the persons named in response to paragraph (a) of this Item 5 has effected any transactions in shares of Common Stock during the last 60 days.

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any security of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1. Joint Filing Agreement of the Reporting Parties, dated October 26, 2000.

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                    SIGNATURES
                    ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 2000


                    PRINOVA CAPITAL GROUP, LLC

                       By:  /s/ Vincent J. Garcia
                          -----------------------------
                          Vincent J. Garcia,
                          Managing Member




                        /s/ Vincent J. Garcia        /s/ Maria Patricia Garcia
                        ---------------------        ---------------------------
                        Vincent J. Garcia            Maria Patricia Garcia